Mail Stop 0306


March 23, 2005

Mr. Michael J. Pecora
Chief Financial Officer
Unilens Vision Inc.
1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6


		RE: 	Uniles Vision Inc.
			Form 20-F for fiscal year ended June 30, 2004
      File No.  000-17861

Dear Mr. Pecora,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the Fiscal Year Ended June 30, 2004

Item 15. Controls and Procedures - Page 31

1. We note that your management carried out its evaluation of your disclosure controls and procedures "within the 90 day period prior to the filing of [your] Form 20-F." Please revise future filings to indicate, if true, that your management performed its evaluation as of the end of your fiscal year. Refer to Rule 13a-15b.

2. We note your statement that your President and your Chief Financial Officer concluded "that our disclosure controls and procedures ...are effective in timely alerting them to material information relating to us required to be included in the Form 20-F."
The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. However, if you do not wish to eliminate this language in future filings, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

3. We note your disclosure that " a controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within Unilens has
been detected."    If you elect to retain this qualifying
disclosure
in future filings, please revise future filings to also disclose, if true, that your system of internal control over financial reporting is designed so as to provide reasonable assurance that the objectives of the system will be met and that the design and operation of your system of internal controls does in fact provide reasonable assurance in achieving the objectives of the system. For guidance, refer to
Part II.F.4 of Release No. 33-8238.

4. We note your disclosure that "there have been no significant changes in our internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation, other than those being undertaken to increase the effectiveness of the controls as discussed above." Please revise your future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

5. Additionally you reference changes in internal controls, yet we see no discussion of such changes. Tell us and revise this section in future filings to describe the specific actions that management has taken with respect to internal controls.



Item 17. Financial Statements - Page 32

Note 2 - Significant Accounting Policies - Page 40

Revenue Recognition and Discounts - Page 40

6. We note that you maintain an allowance for estimated sales returns based upon historical experience. Please revise future filings to include a rollforward of this and other significant reserve accounts in a valuation and qualifying accounts schedule as required by Rule
12-09 of Regulation S-X.

Royalty Income - Page 40 and Note 6. Royalty Agreement - Page 45

7. Supplementally and in future filings revise your disclosure to explain how you determine the timing of your royalty income each period. That is, clarify the event that must occur for the royalty to accrue. Also tell us your basis for classifying your royalty income as non-operating income on your statement of operations.

Note 8 - Note Payable, Long-term Debt and Extraordinary Item -
Page
46

8. In a supplemental response and in future filings please provide details of the calculation of your extraordinary gain on a gross basis. Also tell us your basis for recording this amount as an extraordinary gain and cite any authoritative literature upon which you are relying.

9. Please tell us and disclose in future filings how you calculated the amount of the gain on the extinguishment of debt. Describe how that calculation considered your obligation to pay the greater of $100,000 per quarter or 50% of the royalties received by you from Bausch & Lomb. Clarify whether or not this provision may result in paying an amount greater than $1,250,000. Tell us and disclose in future filings how you are accounting for any payments made in excess of the $100,000 as a result of your obligation to pay Competitive the greater of these two amounts. Explain to us the basis for your accounting treatment and classification. See footnote 1 to paragraph
20 of APB 26.

10. As a related matter supplementally tell us how you valued and recorded the new debt obligation and any imputed interest and why.

Note 14 - Segmented Information - Page 49

11. We note the discussion throughout your business overview of your
five lens categories and further discussion in your MD&A on page
56
of revenues from these lens categories. Please update your future filings to include the enterprise wide disclosures regarding products and services as required by paragraph 37 of SFAS 131.


Note 15 - Income Taxes - Page 49

12. We see that during the years ended June 30, 2004 and 2003 you determined that your deferred tax asset was more likely than not going to be realized in subsequent years and eliminated a significant portion of the valuation allowance established in prior years. Please supplementally and in future filings expand the disclosures herein and in your Operating and Financial Review and Prospects to address the factors considered by management in determining it is more likely than not the referenced deferred tax assets as of June 30, 2003 and 2004 will be realized. Please address the factors outlined in paragraphs 20 to 25 of SFAS 109.

13. Supplementally and in future filings discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized. If the asset`s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A. For example, disclose the minimum annualized rate by which taxable income must increase during the NOL carryforward period if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision to establish a valuation allowance of $1,648,200 against the asset.

*	*	*	*

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-2861 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Daniel Gordon, Branch Chief at (202) 942-2813.


      								  Sincerely,


								  Kate Tillian
								  Reviewing Accountant
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Mr. Michael J. Pecora
Unilens Vision Inc.
March 23, 2005
Page 4